VIA OVERNIGHT MAIL AND EDGAR

July 23, 2008

Division of Corporate Finance

Mail Stop 7010

United State Securities and Exchange Commission

Washington, D.C. 20549

Attn.: Mr. Karl Hiller

RE:	Cubic Energy, Inc.
Form 10-KSB for Fiscal Year Ended June 30, 2007
Filed September 28, 2007
File No. 0-9355

Dear Mr. Hiller:

This letter is in response to comments contained in the Staff letter, dated July 9, 2008, addressed to the Company’s Chief Financial Officer, with respect to the Company’s Form 10-KSB for the fiscal year ended June 30, 2007.

We have replied on a comment by comment basis and the numbers of the responses refer to the numbers set forth in the Staff letter.

General

1.              Our response letter of June 13, 2008 was submitted on EDGAR as correspondence on July 18, 2008.

Oil and Gas Reserves, page F-28

2.              The Company proposes the following revisions to the Form 10-KSB:

(A) Disclosure to be appended to Part II, Item 7, Financials Statements, Notes to Financial Statements, “Note J - Oil and gas reserves information (unaudited)” on page F-28:

The “Revisions of previous estimates” amount of (1,188,985) Mcf was due to more performance information being available for the fiscal 2007 reserve report and a change in

Cubic Energy, Inc.

Response to SEC letter dated July 9, 2008

our estimation procedure. In fiscal 2006, reserves were based on analogy to the Taylor Alt-2 well, a comparable well located in Section 22 in T14N-R16W, which is adjacent to the Company’s Bethany Longstreet acreage. The initial rate was based on the ratio of hydrocarbon pore volume (“HPCV”) calculated from the well logs of Cubic wells awaiting completion and the Taylor Alt-2 well. This ratio was then multiplied by the initial rate of the Taylor Alt-2 well. The Calculated Initial Rate for each Cubic well was capped at the initial rate of the Taylor Alt-2 well.

For the fiscal 2007 report, more information was available. Several of the wells or zones that were previously categorized as “behind pipe” were now producing and had initial potential tests giving a better indication of initial production rates. These better defined, and lower, initial production rates were combined with typical declines for each formation (the Cotton Valley and the Hosston) in the field and overall reserves were cut off using volumetric analysis. These initial production rates were lower than initially expected (i.e., at the time of the fiscal 2006 reserve report).

Based on these updated performance rates, downward revisions of an aggregate of 369,087 Mcf were made to the Proved Developed reserves of the Moseley 25-1 and Moseley 26-1 wells and downward revisions of an aggregate of 1,079,274 Mcf were made to these wells’ Proved Undeveloped (“PUD”) offset locations. These downward revisions were partially offset by upward revisions of an aggregate of 196,010 Mcf to the Kraemer 24-1, S.E. Johnson 20-1 and S.E. Johnson 29-1 wells resulting from completions in the Hosston zone.

The “Extensions and discoveries” amount of 2,704,548 Mcf is a result of developmental, or “step out”, drilling in fiscal 2007. This drilling, coupled with the proving up of the Hosston formation as a result of the drilling and completion of the Company’s S.E. Johnson 20-1 and S.E. Johnson 29-1 wells (which were non-proved as of June 30, 2006) and recompletion of the Kraemer 24-1 well, lead to additional PUD offset locations. The reserve estimates attributable to these new PUD locations are listed under “Extensions and discoveries.”

As to the Staff’s request that the Company comment on “prospects for the future” in order to comply with Items 102 and 303 of Regulation S-B, the Company proposes the following additional revisions to the document:

(B) Disclosure to be appended to Part I, Item 1, “Description of Business and Properties” on page 6:

On September 25, 2007, the Company announced the results of three new wells delineating large impact reserves in the Cotton Valley interval.  Preliminary log analysis, performed by an independent reservoir engineer, for the three wells drilled in Cubic’s Johnson Branch acreage (T15N, R15W) of Caddo Parish, Louisiana, determined the following results: a) the Tabor 4-1 well drilled to a total depth of 10,550’ and logged 163 feet of net pay in the Cotton Valley between depths of 8,901’-9,798’; b) the McDonnell 8-1 well drilled to a total depth of 10,500’ and logged 142 feet of net pay in the Cotton Valley between depths of 8,907’-9,803’; and c) the Luttrell 7-1 well drilled to a total depth of 10,522’ and logged 113 feet of net pay in the Cotton Valley between depths of 8,880’-9,648’.  The aggregate net pay thickness in the three wells is 418 feet.

Cubic’s aforementioned wells are located five miles southeast of the Nelson Oil and Gas Alfred #1 well, which completed in 1989 and since that time has produced 4.2 Bcf of gas and 75,000 barrels of condensate from 112 feet of perforations in the Cotton Valley (8,552’-8,664’). In addition, Cubic is carefully analyzing prolific Hosston intervals found in these new wells. As of the date of this filing, September 28, 2007, in its Johnson Branch acreage Cubic had two additional wells at total depth, which are undergoing evaluation and was conducting drilling operations on three additional wells.  We anticipate that by the end of October 2007 a total of eight wells will have been drilled and evaluated in Johnson Branch.  Our engineering and construction personnel are working on the pipeline and compression infrastructure needed to commence the completion of the first of these wells in the next six to eight weeks. Cubic has a 49% working interest in its Johnson Branch acreage.

Seven miles to the South, in its Bethany Longstreet acreage, Cubic has drilled a total of eight wells. Work is ongoing at the Bethany Longstreet acreage to complete and fracture stimulate additional zones and to install gas lift and compression to significantly increase the average daily production from this area.  Cubic has a 25% working interest in these producing wells.

(C) Disclosure to be appended to Part II, Item 6, “Management’s Discussion and Analysis or Plan of Operations – Liquidity and Capital Resources” on page 29:

Subsequent events:

Subsequent to the end of the fiscal year ended June 30, 2007, on September 7, 2007, Wells Fargo increased the Company’s Borrowing Base to $8,600,000 in order to fund the remaining drilling and casing costs of five wells drilled since the beginning of fiscal 2008, the drilling and casing costs of two new wells and the costs of installing a gathering/sales line and associated equipment in the Company’s Johnson Branch acreage in Caddo Parish, Louisiana.

Subsequent to the end of the fiscal year ended June 30, 2007, and as of the date of this filing, September 28, 2007, the Company has successfully drilled 13 wells in its northwest Louisiana properties (eight in its Bethany Longstreet acreage in Caddo and DeSoto Parishes, and five in its Johnson Branch acreage in Caddo Parish) and has completed and brought online for production seven of such wells (all in its Bethany Longstreet acreage). While it is in the Company’s future development plans to re-complete this first round of producing wells at a later date, the Company’s focus has changed from maximizing production and reserves in the first round of drilling to holding acreage and preserving capital for potentially much greater production and reserves from an emerging resource play (what is now known in the industry as the “Haynesville shale play”).

Given the forgoing subsequent events, the Company does not believe that the downward revisions in estimates taken in the fiscal 2007 reserve report (please also see “Description of

Business and Properties” and Notes to Financial Statements, “Note J - Oil and gas reserves information (unaudited)”) will have a material impact on the Company’s future prospects.

(D) An “Explanatory Note” to be included at the beginning of the Amended Form 10-KSB to read as follows:

EXPLANATORY NOTE

Cubic Energy, Inc. is filing this Amendment No. 1 on Form 10-KSB/A (“Amendment No.1”) to amend our Form 10-KSB for the year ended June 30, 2007, which was originally filed on September 28, 2007 (the “Original Filing”).

We are filing this Amendment No.1 to amend Part I, Item 1, Description of Business and Properties; Part II, Item 6, Management’s Discussion and Analysis or Plan of Operations; and Part II, Item 7, Financials Statements, Notes to Financial Statements, Note J - Oil and gas reserves information (unaudited). These changes had no impact on the Company’s assets, liabilities, stockholders’ equity, statements of operations or statements of cash flows as of and for the fiscal year ended June 30, 2007 as reported in the Original Filing.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 amends the aforementioned items in their entirety and contains new certifications pursuant to Rules 13a-14 and 15d-14 under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002. Other than as set forth above and the inclusion of new certifications pursuant to Rules 13a-14 and 15d-14 under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002, no other changes or amendments to the Original Filing are being made. All other exhibits as filed in our Form 10-KSB filed on September 28, 2007 are hereby incorporated by reference as to such. Accordingly, this Amendment No. 1 should be read in conjunction with our other filings made with the Securities and Exchange Commission.

For the convenience of the reader, this Form 10-KSB/A – Amendment No. 1, sets forth the original Form 10-KSB in its entirely, as filed on September 28, 2007, as amended by this 10-KSB/A – Amendment No. 1.

3.              Regarding our response to prior comment four, the business decision was made (subsequent to year-end fiscal 2006) to perform initial completions in the Bethany Longstreet using less extensive completion techniques than initially contemplated. The Company’s business decisions now are, and at the time in question were, based upon various considerations, including information known at the time, the emergence of the Haynesville shale play (which Cubic’s acreage sits atop), prevailing natural gas prices and expectations for future natural gas prices, and credit market conditions.

Our technical consultants do believe that the zones drilled in the Company’s first round of drilling, and which the Company plans to re-complete in the future, represent proved reserves, especially in light of recent developments in the Haynesville shale play. However, in keeping with paragraph 11 of SFAS 69, the Company believes that it made the appropriate downward revisions in the fiscal 2007 reserve report based on the best available information at the time.

Your comment also makes reference to “the fact natural gas prices have increased significantly in the last year”; however, such increases occurred well after the end of our fiscal year ended June 30, 2007, and after calendar 2007 for that matter. These increases could not have been anticipated at the time when the business decision was made early in the first quarter of fiscal 2008. In fact, as disclosed on page 8 of the Company’s Form 10-KSB, the average natural gas price per Mcf received by us in fiscal 2007 dropped to $7.44 from $8.34 in fiscal 2006, an 11% decrease. Furthermore, the average natural gas price per Mcf received by us for the quarter ended September 30, 2007 (at the time of the business decision and the writing and filing of the 10-KSB) had dropped to $6.88, an additional 8% decrease from the average for fiscal 2007.

We appreciate your timely consideration of these matters in your review of the above-referenced filing.

Respectfully,

/s/ Scott D. Guffey
Scott D. Guffey
Chief Financial Officer

cc:	Mr. Calvin A. Wallen, III, Chief Executive Officer
Mr. James Murphy, Petroleum Engineer with the United States Securities and Exchange Commission, Division of Corporate Finance